As filed with the Securities and Exchange Commission on July 25, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The European Equity Fund, Inc.

(Name of Subject Company (Issuer))

The European Equity Fund, Inc.

(Name of Filing Person (Offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

298768102

(CUSIP Number of Class of Securities)

John Millette

Secretary

The European Equity Fund, Inc.

c/o Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

(617) 295-2572

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Crawshaw, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press Release

FOR IMMEDIATE RELEASE

For additional information:

Deutsche Bank Press Office (212) 250-5536

Shareholder Account Information (800) 437-6269

DWS Closed-End Funds (800) 349-4281 or

00-800-2287-2750 from outside the US

The European Equity Fund, Inc. and The New Germany Fund, Inc. Announce Commencement of Tender Offers

NEW YORK, NY July 25, 2012 — The European Equity Fund, Inc. (NYSE: EEA) and The New Germany Fund (NYSE: GF) (each a “Fund,” and collectively, the “Funds”) announced the commencement of self tender offers on the terms and subject to the conditions set forth in each Fund’s Offer to Repurchase and the related Letter of Transmittal, which are being mailed to stockholders commencing today.

Each Fund is offering to purchase up to 5% of its issued and outstanding shares of common stock at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day after the date on which the offer expires. Each Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day that the New York Stock Exchange is open for trading. Each tender offer will terminate at 5:00 p.m. Eastern Time on August 22, 2012, unless extended. If more than 5% of a Fund’s issued and outstanding shares are tendered in the offer and the Fund purchases shares in accordance with the terms of the offer, it will purchase shares from tendering stockholders on a pro rata basis.

Each Fund’s offer is being made in accordance with the Discount Management Program (the “Program”) approved by the Fund’s Board of Directors in July 2010. The Program provides for up to four, consecutive, semi-annual tender offers, each of which will be conducted by a Fund if its shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period.

Each tender offer referred to in this announcement will be made only by the Offer to Repurchase and the related Letter of Transmittal. Stockholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.

For more information on the tender offer, please contact the Fund’s information agent, AST Fund Solutions, Inc. at (800) 884-4725.

For more information on EEA and GF, including the most recent month-end performance, visit www.dws-investments.com or call (800) 349-4281.

The European Equity Fund, Inc. is a diversified, closed-end investment company seeking long-term capital appreciation through investment primarily (normally at least 80% of its assets) in equity or equity-linked securities of companies domiciled in European countries utilizing the Euro currency. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The New Germany Fund, Inc. is a diversified, closed-end investment company seeking capital appreciation primarily through investment in equity or equity-linked securities of small and mid-cap German companies. The Fund may invest up to 35% of its assets in large cap German companies and up to 20% in other Western European companies. Investing in foreign securities presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and, once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to NAV. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above NAV. There can be no assurance that the Program will be effective in reducing the Fund’s market discounts.

Investments in funds involve risk. Additional risks are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, the Funds focus their investments in certain geographical regions, thereby increasing their vulnerability to developments in that region and potentially subjecting the Funds’ shares to greater price volatility. Some funds have more risk than others. These include funds that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of either Fund. Each Fund is filing today with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to repurchase, letter of transmittal, and other related documents. Stockholders of a Fund should read its offer to repurchase and the tender offer statement on Schedule TO, the letter of transmittal and related exhibits, as they contain important information about the Fund’s tender offer. Stockholders can obtain these documents free of charge from the Securities and Exchange Commission’s website at www.sec.gov. or from the Fund’s information agent, AST Fund Solutions, Inc. at (800) 884-4725.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/ NCUA INSURED — MAY LOSE VALUE — NO BANK GUARANTEE NOT A DEPOSIT — NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. R-20423-5 (7/12)

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